                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                KITTY HAWK, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  498326 10 7
                                 (CUSIP Number)

                            David N. Parsigian, Esq.
                   Miller, Canfield, Paddock and Stone, P.L.C.
                      101 North Main Street, Seventh Floor
                               Ann Arbor, MI 48104
                                 (734) 663-2445
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                JANUARY 21, 1999
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other persons to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D

CUSIP NO. 498326 10 7                                         PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Conrad A. Kalitta
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,099,150
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,099,150
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Kitty Hawk, Inc. (the "Company"). The address of the principal executive offices of the Company is 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261.

Item 2.  Identity and Background.

         (a)  Conrad A. Kalitta.

         (b)  2395 South Huron Parkway, Suite 200, Ann Arbor, Michigan 48104.

         (c)  Mr. Kalitta is a Director of the Company.

         (d) Mr. Kalitta has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Mr. Kalitta has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Kalitta is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The filing of this statement is necessitated by a change in the voting power of Mr. Kalitta arising solely by virtue of the execution by Mr. Kalitta, M. Tom Christopher, the Company and others of an Agreement dated January 21, 1999 (the "Agreement"), pursuant to which Mr. Kalitta irrevocably granted Mr. Christopher the right to vote all shares of Common Stock owned by Mr. Kalitta until June 30, 2000.

Item 4.  Purposes of the Transaction.

         Not applicable.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Kalitta beneficially owns an aggregate of 4,099,150 shares of Common Stock, which represents approximately 24.5% of the outstanding shares of Common Stock.

         (b) Pursuant to the Agreement, Mr. Kalitta has granted sole voting power over his 4,099,150 shares of Common Stock to M. Tom Christopher until June 30, 2000. Accordingly, Mr. Kalitta does not have sole voting power or shared voting power over any of such shares of Common Stock until June 30, 2000. Mr. Kalitta has sole dispositive power over 4,099,150 shares of Common Stock and does not share dispositive power over any shares of Common Stock.

         (c) In the past 60 days, Mr. Kalitta has not engaged in any transactions in respect of shares of Common Stock.

         (d) Mr. Kalitta does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his 4,099,150 shares of Common Stock.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

Mr. Kalitta, Mr. Christopher, the Company and others entered into the Agreement as of January 21, 1999. Pursuant to the Agreement, among other things, Mr. Kalitta irrevocably granted Mr. Christopher the right to vote all shares of Common Stock owned by Mr. Kalitta until June 30, 2000.

Item 7.  Material to be filed as Exhibits.

7.1  Agreement, dated as of January 21,  1999, by and among Conrad A. Kalitta,
     M. Tom Christopher,  Kitty Hawk, Inc. and others.

                                    * * * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/17/99


                                                     /s/ CONRAD A. KALITTA
                                                     ---------------------------
                                                     Conrad A. Kalitta

                                   AGREEMENT

    THIS AGREEMENT (the "AGREEMENT") is entered into January 21, 1999, by and among, Kitty Hawk, Inc., a Delaware corporation (collectively with its subsidiaries, unless the context otherwise requires, the "COMPANY"), M. Tom Christopher ("CHRISTOPHER"), Conrad A. Kalitta ("KALITTA"), Kalitta Motorsports, L.L.C., a Michigan limited liability company ("MOTORSPORTS"), American International Airways, Inc., a Michigan corporation ("AIA"), American International Travel, Inc., a Michigan corporation ("AIT"), Flight One Logistics, Inc., a Michigan corporation ("FOL"), Kitty Hawk Charters, Inc. (f/k/a Kalitta Flying Service, Inc.), a Michigan corporation ("KHC"), and O.K. Turbines, Inc., a Michigan corporation ("OKT"). AIA, AIT, FOL, KHC and OKT shall be collectively referred to as the "Kalitta Companies."


                                    RECITALS

A. The parties hereto have entered into certain contractual arrangements, including, among others, (i) a Separation Agreement dated as of April 17, 1998, by and among the parties hereto, among others, as amended to date (as amended, the "SEPARATION AGREEMENT"); (ii) a Stockholders' Agreement dated as of November 19, 1997, by and among the Company, Christopher and Kalitta, as amended by the Separation Agreement (as amended, the "STOCKHOLDERS' AGREEMENT"); (iii) an Agreement and Plan of Merger dated as of September
    22, 1997, by and among certain of the parties hereto, as amended to date (the "MERGER AGREEMENT"); (iv) a Racing Entity Purchase Agreement, dated as of November 19, 1997, by and among AIA and Motorsports (the "RACING ENTITY PURCHASE AGREEMENT"); and (v) a Race Shop Facilities Lease, dated as of November 19, 1997, by and among AIA and Motorsports (the "RACE SHOP LEASE").


B. The parties desire to amend certain provisions of the Stockholders' Agreement, the Merger Agreement, the Racing Entity Purchase Agreement and the Race Shop Lease.

    NOW, THEREFORE, in consideration of the premises, the terms and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                                   AGREEMENT

    1. Demand Registration Rights. The parties hereto hereby amend the Stockholders' Agreement, in accordance with Section 8.4 thereof, by deleting
Section 6.1.1(a) of the Stockholders' Agreement in its entirety and replacing it with the following:

              (a) General. At any time prior to June 30, 2000, Kalitta may make a single request, by a written notice signed by Kalitta and delivered to the Company (the "FIRST DEMAND REQUEST"), that the Company effect the registration under the Securities Act of no less than exactly 2,900,000 shares of Common Stock that constitute Registrable Securities (the "SHARES") and are beneficially owned by any Kalitta Stockholder. In the event the managing underwriter or underwriters shall advise Kalitta that the amount of Shares proposed to be included in the registration statement filed pursuant to such First

        Demand Request (the "FIRST DEMAND REGISTRATION") by Kalitta exceeds the number of such Shares that can be sold in such offering within a price range acceptable to Kalitta, the Shares to be included in such First Demand Registration shall be reduced to the number of Shares that the Company and Kalitta are so advised can be sold in such First Demand Registration without a material adverse effect on the price of, or the likelihood of successful completion of, such offering. In the event, and only in the event, that not all of the Shares are sold pursuant to the First Demand Request as a result of the inability of the underwriters to sell such Shares at a price acceptable to Kalitta, Kalitta will be entitled to make a second single demand request on behalf of himself and any other Kalitta Stockholder whose Shares were excluded from the First Demand Registration by a written notice signed by Kalitta and delivered to the Company that the Company effect the registration (the "SECOND DEMAND REGISTRATION," and, collectively with the First Demand Registration, the "DEMAND REGISTRATIONS" and each individually a "DEMAND REGISTRATION") of those Shares not sold in the First Demand Registration (the "SECOND DEMAND REQUEST," and, collectively with the First Demand Request, the "DEMAND REQUESTS" and each individually a "DEMAND REQUEST") at any time prior to June 30, 2000. The Company shall file a registration statement under the Securities Act necessary to effect a Demand Registration on or before the Required Filing Date. The offering of Shares pursuant to the First Demand Request and the Second Demand Request shall both be in the form of a firm commitment underwritten offering, and Morgan Stanley Dean Witter & Co., BT Alex. Brown Incorporated, or any successors thereof, or such other nationally recognized investment banking firm or firms as are mutually agreed upon by the Company and Kalitta, shall manage such underwritten offerings of the Shares. The Company shall have the exclusive right to grant to the managing underwriter or managing underwriters an option to sell additional shares of Common Stock for the purpose of covering over-allotments, if any, in the offering of Shares pursuant to the First Demand Request and the Second Demand Request. The number of Registrable Securities constituting Shares shall be appropriately adjusted in the event that, subsequent to January 21, 1999, the outstanding shares of Common Stock of the Company shall have been increased, decreased, changed into or exchanged for, a different number or kind of shares or securities through a reorganization, recapitalization, stock split, reverse stock split or other similar change in the Company's capitalization. In no event shall the Company be required pursuant to this Section 6.1.1 to effect a shelf registration pursuant to Rule 415 promulgated under the Securities Act.

2. Limit on Sales of Common Stock. The parties hereto hereby amend the Stockholders' Agreement, in accordance with Section 8.4 thereof, by adding the following to the end of Section 6.1.1:

              (g) Prior to June 30, 2000, Kalitta agrees to not sell more than 25,000 shares of Common Stock in any three month period except pursuant to a Demand Registration.




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
     3.   Race Shop Lease



     (a) The parties hereto amend the Race Shop Lease by deleting Section 3 of the Race Shop Lease in its entirety and replacing it with the following:

          3. Term. This lease shall be for a term commencing on November 17, 1997 (the "commencement date") and ending on June 30, 1999.


     (b)  The parties hereto hereby amend the Race Shop Lease by deleting
Section 4 of the Race Shop Lease in its entirety and replacing it with the following:

          4. Rental. Through December 31, 1998, Tenant shall pay to Landlord as annual rent the sum of $12.00, payable in monthly installments, in advance, on the first day of each month. After December 31, 1998, Tenant shall pay to Landlord as annual rent $5.50 per square foot of leased space in accordance with Exhibit A attached hereto, payable in monthly installments, in advance, on the first day of each month. TENANT ASSURES LANDLORD THAT IT SHALL VACATE AND LEAVE EMPTY AND IN PROPER CONDITION THE LEASED SPACE BY JUNE 30, 1999.

     4.   Voting by Kalitta prior to June 30, 2000. Until June 30, 2000,
Kalitta hereby irrevocably appoints Christopher as his proxy to vote all KTTY Voting Securities (as defined in the Separation Agreement) Beneficially Owned (as defined in the Stockholders' Agreement) by Kalitta, at any meeting of stockholders (whether annual or special and whether or not an adjourned meeting) of the Company, or express written consent or dissent in any action taken in lieu of such a meeting. This proxy is irrevocable and is coupled with an interest sufficient in law to support an irrevocable proxy. This proxy shall revoke any other proxy granted by Kalitta with respect to the KTTY Voting Securities, and Kalitta shall not grant any subsequent proxies with respect to the KTTY Voting Securities.

     5.   Amendment to Merger Agreement. The parties hereto agree that Section
9.4 of the Merger Agreement is hereby deleted in its entirety.


     6. Amendment to Racing Entity Purchase Agreement. The parties hereto hereby amend the Racing Entity Purchase Agreement by deleting the last sentence of Section 4.1 of the Racing Entity Purchase Agreement in its entirety and replacing it with the following:


          Until November 19, 1999, Seller shall make available to Racing Entity Thursdays through Sundays for racing activities on weekends of scheduled NHRA races (without a pilot or fuel, both of which shall be provided by the Racing Entity at its expense) either (i) a Learjet at $275.00 per block hour or (ii) a MU-2 aircraft at $150.00 per block hour. In addition, until November 19, 1999, Seller shall make available to Conrad A. Kalitta (without a pilot or fuel, both of which shall be provided by Conrad A. Kalitta at his expense) either (i) a Learjet at $275.00 per block hour or (ii) a MU-2 aircraft at $150.00 per block hour, for use at such times as Seller reasonably determines that such aircraft will not be utilized by Seller in revenue service.












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


     7.   Miscellaneous.

     7.1 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

     7.2 Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

     7.3 Number; Gender. Whenever the singular number is used herein, the same shall include the plural where appropriate, and words of any gender shall include each other gender where appropriate.

     7.4 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and sent by U.S. certified mail, return receipt requested:


     if to the Company,            M. Tom Christopher
     AIA, AIT, FOL,                Chairman of the Board
     KHC, OKT or                        and Chief Executive Officer
     Christopher:                  1515 West 20th Street
                                   DFW Airport, Texas 75261

     with a copy to:               Haynes and Boone, LLP
                                   901 Main Street, Suite 3100
                                   Dallas, Texas 75202-3789
                                   Attention: Greg R. Samuel, Esq.

     if to Kalitta or              Conrad A. Kalitta
     Motorsports                   2395 South Huron Parkway
                                   Ann Arbor, Michigan 48104


     with a copy to:               David N. Parsigian, Esq.
                                   Miller, Canfield, Paddock & Stone, P.L.C.
                                   101 N. Main Street, 7th Floor
                                   Ann Arbor, Michigan 48108

     7.5 Enforceability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any such term which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their commercially reasonable efforts to agree upon and substitute a valid and enforceable term, provision, convenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

     7.6 Law Governing. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas, without regard to any conflict of laws provisions thereof; provided that Section 3 hereof relating to amendments to the Race Shop Lease shall be construed in accordance with and governed by the laws of the State of Michigan without regard to any conflict of laws provisions thereof.

     7.7 Jurisdiction and Venue. The state or federal courts located in Dallas County, Texas shall have exclusive jurisdiction and venue over all disputes arising out of or related to this Agreement and will be the sole proper forum in which the parties and any of their officers, directors, employees, representatives and affiliates shall adjudicate any such dispute. The parties agree that this choice of jurisdiction and venue is enforceable by the issuance of injuctive relief against the parties and that its violation constitutes irreparable harm for which there is an inadequate remedy at law.

     7.8 Legal Fees and Expenses. The prevailing party in any legal proceeding based upon this Agreement shall be entitled to reasonable attorney's fees and court costs, in addition to and other recoveries allowed by law.

     7.9 Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No party to this Agreement may assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other party. Any such attempted assignment shall be null and void.

     7.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     7.11 Section Headings: The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

     7.12 No Construction Against Drafting Party. The parties agree that each has been represented by competent legal counsel in connection with this Agreement and that this Agreement shall not be construed against the party on whose behalf this Agreement has been drafted.

     7.13 Cooperation. The parties agree to cooperate to the extent necessary to give full effect to the provisions of this Agreement.

     7.14 REMEDIES. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT IRREPARABLE HARM WOULD OCCUR IN THE EVENT ANY OF THE PROVISIONS OF THIS AGREEMENT

WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO SPECIFIC PERFORMANCE HEREUNDER, INCLUDING, WITHOUT LIMITATION, AN INJUNCTION OR INJUNCTIONS TO PREVENT AND ENJOIN BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF IN ANY STATE OR FEDERAL COURT IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED AT LAW OR IN EQUITY. ANY REQUIREMENTS FOR THE SECURING OR POSTING OF ANY BOND WITH SUCH REMEDY ARE WAIVED. ALL RIGHTS AND REMEDIES UNDER THIS AGREEMENT ARE CUMULATIVE, NOT EXCLUSIVE, AND SHALL BE IN ADDITION TO ALL RIGHTS AND REMEDIES AVAILABLE TO EITHER PARTY AT LAW OR IN EQUITY.


                                     *****

     The parties hereto have duly executed this Agreement as of the date first above written.



KITTY HAWK, INC.




By: M. Tom Christopher
   ------------------------
Name: M. Tom Christopher
Title: Chairman and Chief Executive
Officer


M. Tom Christopher
---------------------------
M. Tom Christopher


Conrad A. Kalitta
---------------------------
Conrad A. Kalitta



KALITTA MOTORSPORTS, L.L.C.


By: Conrad A. Kalitta
    ------------------------
Name: Conrad A. Kalitta
Title: Authorized Member


AMERICAN INTERNATIONAL
AIRWAYS, INC.


By: Tilmon J. Reeves
    -----------------------

Name: Tilmon J. Reeves
     ----------------------

Title: President
     ----------------------


AMERICAN INTERNATIONAL
TRAVEL, INC.


By: Tilmon J. Reeves
    -----------------------

Name: Tilmon J. Reeves
     ----------------------

Title: President
     ----------------------

FLIGHT ONE LOGISTICS, INC.



By: Tilmon J. Reeves
    -----------------------

Name: Tilmon J. Reeves
      ---------------------

Title: President
       --------------------



KITTY HAWK CHARTERS, INC. (F/K/A
KALITTA FLYING SERVICE, INC.)



By: Tilmon J. Reeves
    -----------------------

Name: Tilmon J. Reeves
      ---------------------

Title: President
       --------------------


O.K. TURBINES, INC.



By: Tilmon J. Reeves
    -----------------------

Name: Tilmon J. Reeves
      ---------------------

Title: President
       --------------------










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